FORM U-12(I)-A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-12(I)-A

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

Helen M. Mahy

Group Company Secretary and General Counsel

National Grid Transco plc

1-3 Strand

London

WC2N 5EH

London

2. Names and business addresses of any persons through whom the undersigned has engaged in the activities described in Item 4 below.

None.

3. Registered holding company systems involved.

National Grid Transco plc (a registered holding company) and associated companies.

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

Representing National Grid Transco plc in meetings with staff members of the Securities and Exchange Commission and the Federal Energy Regulatory Commission. Only routine expenses involved.

5. (a) Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for services described in Item 4, above, and the sources of such compensation.

See attached Exhibit A

(b) Names of persons with whom the undersigned has divided or is to divide her compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

None.

6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

(a) Total amount of routine expenses:     $1100

(b) Itemized list of all other expenses:     None

National Grid Transco plc

By:    s/Helen M. Mahy

    ______________________________________________

Helen M. Mahy

Date:    November 19, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page
A	Information pursuant to Item 5	Filed herewith

EXHIBIT A

                                   Salary or other compensation                 Person or company from whom
Name of Recipient                  received or to be received (a)               received or to be received
-----------------                  ------------------------------               ------------------------------

Helen M. Mahy
National Grid Transco plc

(Filed under confidential treatment pursuant to Rule 104(b))

(a)	The information listed above is for salary for the calendar year 2003; it does not include incentive compensation of $_______ for fiscal year 2002/2003. The time devoted to the activities described in item 4 above represents only a small fraction of the time devoted to Ms. Mahy's duties as Group Company Secretary and General Counsel.
(b)	An exchange ratio of 1 pound sterling to $1.70 was used.